UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
                OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number:  001-32458

                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release dated April 13, 2007 from Diana Shipping Inc. (the "Company") announcing a follow-on offering of common stock by the Company and certain of its selling shareholders.

                                                                       Exhibit 1

                                                 Corporate Contact:
                                                 Ioannis Zafirakis
                                                 Director and Vice-President
                                                 Telephone: + 30-210-9470100
                                                 izafirakis@dianashippinginc.com
                                                 -------------------------------

For Immediate Release
---------------------

                                                 Investor and Media Relations:
                                                 Edward Nebb
                                                 Euro RSCG Magnet
                                                 Telephone: + 1-212-367-6848
                                                 ed.nebb@eurorscg.com
                                                 --------------------

Diana Shipping Inc. Announces Exercise of Over-Allotment Option in Follow-on Offering

ATHENS, GREECE, April 13, 2007 - Diana Shipping Inc. (NYSE: DSX) today announced that the underwriters of its follow-on offering of an aggregate of 10,500,000 common shares, which closed on April 3, 2007, exercised in full an over-allotment option granted to them by the Company. The Company will sell an additional 1,575,000 common shares as a result of the over-allotment exercise at the public offering price of $17.00 per share and will receive additional net proceeds of $25,570,125. Following the exercise of the over-allotment, the Company will have 62,875,000 common shares outstanding.

J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC acted as joint bookrunning managers of the offering.

A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The offering of these securities will be made only by means of a prospectus and related prospectus supplement. Copies of the prospectus and prospectus supplement relating to the offering may be obtained from J.P. Morgan Securities Inc. at National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, telephone: 718-242-8002 or Wachovia Capital Markets, LLC at 375 Park Avenue, New York, NY 10152, telephone: 800-326-5897.

About the Company

Diana Shipping Inc. (NYSE: DSX) is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

                                      # # #

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               DIANA SHIPPING INC.
                                  (registrant)


Dated: April 19, 2007                   By: /s/ Anastassis Margaronis
                                            -------------------------
                                            Anastassis Margaronis
                                            President

SK 23159 0002 766821